REXAM

02 OCT 22 AM 9:56

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

02055463

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

14 October 2002

SUPPL

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/28

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REGISTERED IN ENGLAND NUMBER 191285

REXAM PRESS RELEASE

Rexam builds position in German glass container market

Rexam PLC, the global consumer packaging company, announces that it has reached agreement with Interbrew SA/NV to acquire Nienburger Glas GmbH, a glass container manufacturer in Germany. Nienburger Glas has four sites across Germany and employs 1,270 people. The acquisition is supported by a supply agreement with Interbrew.

The transaction is subject to regulatory approval by relevant competition authorities.

The consideration of £68m, including net borrowings, is subject to net asset and other adjustments. Rexam will assume £8m of pension liabilities. Rexam will finance the acquisition through existing committed borrowing facilities. It is anticipated that the acquisition will exceed Rexam's cost of capital within the first full year of ownership and in addition will provide some £3m of synergies in the following two years.

The table below shows summary financial information on an estimated UK GAAP basis.

	9 months to 31.01.2002	**12 months to 31.01.2002 (annualised)**
Sales	£83m	£110m
EBITDA*	£16m	£21m

*Earnings before interest, tax, depreciation and amortisation

The net operating assets at 31.01.2002 were £80m on an estimated UK GAAP basis. After incorporating fair value adjustments it is expected that little or no goodwill will arise on the transaction.

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Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 20,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam ordinary shares trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

REXAM PRESS RELEASE

Commenting on today's announcement, Rolf Börjesson, Rexam's Chief Executive, said: "We have consistently stated that the German glass industry needs consolidating and that Rexam could take the opportunity to play a role as a consolidator. The integration of our glass operations with Nienburger's will create cost saving synergies and also reinforce our long term relationship with Interbrew, one of our principal beverage customers."

14 October 2002

Enquiries

Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain 020 7269 7186

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 20,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam ordinary shares trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com